UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated June 14, 2019 announcing the Company’s financial results for the first quarter ended March 31, 2019.

This Report on Form 6-K and the exhibit hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: June 14, 2019
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the First Quarter Ended March 31, 2019

Highlights of the First Quarter of 2019:
■	Net revenues: $16.0 million in Q1 2019, compared to $21.3 million in Q1 2018
■	Net loss: $8.6 million in Q1 2019, as compared to net loss of $3.4 million in Q1 2018
■	EBITDA[1]: $0.4 million in Q1 2019, as compared to $4.6 million in Q1 2018
Recent developments:
■	Follow-on public equity offering and concurrent private placement with gross proceeds of $20.5 million
■	Commencement of the Company’s scrubber installation program

June 14, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today its financial results for the first quarter ended March 31, 2019.
For the quarter ended March 31, 2019, the Company generated net revenues of $16 million, a 25% decrease compared to the first quarter of 2018. EBITDA for the quarter was $0.4 million, compared to EBITDA of $4.6 million in the same period of 2018. Net loss for the first quarter was $8.6 million compared to net loss of $3.4 million in the first quarter of 2018. The daily Time Charter Equivalent (TCE)1 of the fleet for the first quarter of 2019 was $7,633, compared to $11,700 in the first quarter of 2018. The average daily OPEX of the fleet for the quarter was $4,830, reduced by 6% from $5,114 in the respective quarter of 2018.
Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
“During the first quarter of 2019, the Company’s financial performance was negatively impacted by the severe disruptions in the iron ore trade due to the tragedy at Vale’s Brumadinho mine. Other factors impacting the market were the adverse weather conditions in Australia, first quarter seasonality and trade tensions between the US and China. Year on year our daily TCE in the first quarter declined by approximately 35%, largely in line with a 33% drop in the Baltic Capesize Index (“BCI”) in the same period. However, the negative impact of all these events appears to be behind us. During the second quarter we have seen a strong recovery in the Capesize market which has so far been reflected in our operating performance. From a low rate of $3,500 per day the capesize market is currently trading around $14,000 per day. We therefore expect the multiyear low rates of Q1 to end up being the lowest point in our financial performance for this year.
Regarding the implementation of our environmental investments, we are on schedule to install scrubbers on half of our vessels within 2019 before the implementation of the IMO 2020 Sulphur Cap. In addition, two ships that will not be fitted with scrubbers, are scheduled to pass through special and intermediate surveys. Our first scheduled dry-docking, that of the 2004 built M/V Gloriuship was completed successfully in April at the same ship yard were the scrubber installations will take place. The first scrubber installation on our M/V Lordship is currently in process. We expect that all scrubber installations and scheduled maintenance will be completed by the end of October. Our commercial agreements relating to scrubber installation are covering a majority of the cost of such off-hires.
On market developments, it is worth noting that in the period from January to May 2019 Capesize demolition in deadweight terms rose by approximately 140% compared to the same period in 2018, driven by the sales of 6 older Very Large Ore Carriers. As a result, net fleet growth of 1 million deadweight tons up to May 2019 is more than four times lower than in the same period of 2018. For full year 2019, net Capesize fleet growth is now expected to be lower than 1.7% highlighting a slowing trend in fleet growth expectations.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Moreover, due to the disruption of Vale exports and associated iron ore price increase, iron ore stockpiles in China have fallen to levels last seen in February 2017. Given the pace of inventory drawdowns and generally robust downstream steel demand, most market sources consider iron ore inventories to be at critically low levels that will soon lead to aggressive restocking. Lastly, the implementation of IMO 2020 rules will lead to fleet supply disruptions as more than 15% of the global Capesize fleet is expected to be dry-docked for scrubber installations within 2019. Vessels that are not going to install scrubbers are also expected to incur off hire days for fuel tank cleaning to accommodate the use of new low Sulphur fuels, further restricting effective vessel supply.
Against this backdrop, we have been very proactive about improving our liquidity position. In May 2019 we completed a public offering and a private placement for a total amount of $20.5 million. We raised $14.3 million of gross proceeds through a public offering of units. In addition to the public offering, we completed a private placement of $6.2 million of units at the public offering price to Jelco Delta Holding Corp. (“Jelco”), a company affiliated with our major shareholders, in exchange for the forgiveness of certain payment obligations of ours, including all interest payments due in 2019. Earlier in the year, in March 2019, Jelco also provided a new loan of $5 million to the Company. As previously disclosed, we have agreed to a $4.5 million top-up on one of our existing facilities with a major European bank and $3.3 million of principal deferrals, approved by certain of our lenders. Therefore, since the beginning of the year, the improvement in the Company’s liquidity position has been approximately $32 million.
We believe that Seanergy is well protected from any temporary market slowdown and in a superior position to ride a rising freight market in view of the favorable market fundamentals.”

Company Fleet:
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted (1)	Employment	Initial Charter Period
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (2)	3 years after scrubber installation
Championship (3)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (4)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (5)	3years after scrubber installation
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (6)	3 years after scrubber installation
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (7)	3 years after scrubber installation
Fellowship	Capesize	179,701	2010	Daewoo	No	Spot
Knightship (8)	Capesize	178,978	2010	Hyundai	No	Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Spot
Gloriuship	Capesize	171,314	2004	Hyundai	No	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Spot
(1)	Scrubbers on selected ships to be installed between June and October 2019.
(2)
Chartered by a major European utility and energy company from August 2019 for a period of 33 to 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(3)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(4)
Chartered by a major commodity trading company from November 7, 2018 for a period of 60 months, with an additional period of 18 months at charterer’s option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Chartered by a major European utility and energy company from June 2019 for a period of 33 to 37 months with an optional period of 11-13 months. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(6)	Chartered by a major commodity trading company from September 2019 for a period of 33 to 37 months with two optional periods of 11-13 months each. The daily charter hire is based on the BCI.
(7)	Chartered by a major commodity trading company from August 2019 for a period of 33 to 37 months with two optional periods of 11-13 months each. The daily charter hire is based on the BCI.
(8)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

Fleet Data:
	Q1 2019	Q1 2018
Ownership days (1)	900	990
Operating days (2)	885	988
Fleet utilization (3)	98.3%	99.8%
TCE rate (4)	$7,633	$11,700
Daily Vessel Operating Expenses (5)	$4,830	$5,114
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(4)
Time Charter Equivalent (TCE) rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q1 2019	Q1 2018
Net revenues from vessels	16,013	21,322
Less: Voyage expenses	9,258	9,762
Net operating revenues	6,755	11,560
Operating days	885	988
TCE rate	7,633	11,700

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q1 2019	Q1 2018
Vessel operating expenses	4,422	5,063
Less: Pre-delivery expenses	75	-
Vessel operating expenses before pre-delivery expenses	4,347	5,063
Ownership days	900	990
Daily Vessel Operating Expenses	4,830	5,114

Net Loss to EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q1 2019	Q1 2018
Net loss	(8,643)	(3,442)
Add: Net interest and finance cost	6,236	5,141
Add: Depreciation and amortization	2,834	2,939
EBITDA	427	4,638

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.
EBITDA, is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.
First Quarter and Recent Developments:
Public offering and Private placement of Shares
On May 13, 2019, the Company sold 4,200,000 units at a price of $3.40 per unit in a public offering. Each unit consisted of one common share (or one pre-funded warrant in lieu thereof), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In connection with the offering, the underwriters have exercised in full their overallotment option with regard to 630,000 Class B Warrants and 630,000 Class C Warrants. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The net proceeds from the sale of common shares and warrants, after deducting underwriters’ fees and expenses, were approximately $13.2 million. The Class B warrants are trading on the NASDAQ Capital Market under the symbol “SHIPZ”.
Concurrently with the offering, the Company sold 1,823,529 units in a private placement to Jelco in exchange for the forgiveness of certain payment obligations of ours, including all interest payments due in 2019.

New Jelco Loan Facility
On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized to (i) refinance the loan facility originally entered into with Jelco on April 10, 2018, with an outstanding balance of $2.0 million and (ii) for general corporate purposes. Following the private placement to Jelco, the applicable interest rate for the loan has been set at 0% per annum for the period commencing on April 1, 2019 and ending on December 31, 2019 and, to 6% per annum thereafter. The loan has a maturity date of September 30, 2020 and is repayable through one installment of $1 million due on January 5, 2020 and a balloon instalment of $6 million payable at maturity.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	March 31, 2019	December 31, 2018*
ASSETS
Cash and restricted cash	7,472	7,444
Vessels	240,530	243,214
Other assets	17,497	16,904
TOTAL ASSETS	265,499	267,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	192,459	195,221
Convertible notes	12,109	11,124
Due to related parties	24,350	19,349
Other liabilities	23,112	20,565
Stockholders’ equity	13,469	21,303
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	265,499	267,562

        * Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)
	Three months ended March 31,
	2019	2018
Revenues:
Vessel revenue, net	16,013	21,322
Expenses:
Voyage expenses	(9,258)	(9,762)
Vessel operating expenses	(4,422)	(5,063)
Management fees	(247)	(264)
General and administrative expenses	(1,686)	(1,552)
Depreciation and amortization	(2,834)	(2,939)
Operating (loss) income	(2,434)	1,742
Other expenses:
Interest and finance costs	(6,256)	(5,141)
Other, net	47	(43)
Total other expenses, net:	(6,209)	(5,184)
Net loss	(8,643)	(3,442)

Net loss per common share, basic	(3.23)	(1.40)
Weighted average number of common shares outstanding, basic	2,674,885	2,458,473

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.2 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com